DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-675,113.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable	50,205.52
Due from Greg and Monte Skall	20,000.00
Due from Member-B Skall	-1,610.00
Inventory:Ekos Merchandise	-4,877.49
Inventory:Finished Goods:Kegged	9,954.23
Inventory:Finished Goods:Packaged	-56,247.85
Inventory:Ingredients	-181,237.04
Inventory:Packaging	-125,152.59
Inventory:Taproom Merchandise	-3,905.37
Inventory:WIP	-3,901.78
Prepaid Expenses	-1,100.00
Prepaid Expenses:Prepaid Hops	29,672.05
Prepaid Expenses:Prepaid Insurance	6,801.08
Prepaid Expenses:Prepaid Taxes	19,318.74
Closing Costs on Loans	-3,002.40
Accounts Payable	128,615.53
Chase CC	-3,954.87
Accrued Exp - Due to Landl	-347.79
Accrued Exp - Rent COVID Deferral	180,110.00
Accrued Exp - Water	40,197.29
DC Treasury Office Payable	1,944.52
DC Treasury Office Payable:Sales Tax Payable	0.00
DC Treasury Office Payable:Virginia Sales Tax Payable	51.10
DC Treasury Office1 Payable	0.00
Event Deposit	-590.00
Keg Deposit	-55,023.50
Payroll Liabilities:Accrued Payroll	5,936.19
Payroll Liabilities:Health Insurance Payable	0.00
Payroll Liabilities:Pre-tax Commuter Benefit	603.20
Payroll Liabilities:SIMPLE IRA Liability	0.00
Payroll Liabilities:Tip Liability	0.00
Sales Tax Agency Payable:Sales Tax Payable	0.00
Square Gift Card	3,540.80
Square Gift Cards	0.00
Square Tips	0.00
Unassigned Tax Agency for Apps Payable	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**55,999.57**
Net cash provided by operating activities	**$ -619,113.83**
INVESTING ACTIVITIES	
FF&E:Accumulated Depreciation	394,361.81
FF&E:Computer and Related	-10,469.00

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
FF&E:Furniture and Equipment	-42,348.14
FF&E:Leasehold Improvements	-7,068.00
Accumulated Amortization	6,027.74
IBA Investment	-1,065.00
Net cash provided by investing activities	**$339,439.41**
FINANCING ACTIVITIES	
EIDL	149,900.00
eLease for Quadrel Labeling System	-6,076.09
FVC Loan 0683	3,002.40
Live Oak Bank Loan 1	-89,199.94
N/P HYG Financial Forklift Lease	-8,180.45
N/P Industrial Investors	-74,705.33
PPP Loan	223,700.00
Shareholder Loan - Hancock	-4,166.67
Shareholder Loan - Skall	-12,500.00
General Partner:DC Brau Holdings, LLC	-127,813.67
Limited Partner:Beasley, George	-23,234.00
Limited Partner:Berger, Richard	-5,548.00
Limited Partner:Cuervo, Raul	-1,891.00
Limited Partner:DC Brau Holdings II LLC	-9,580.00
Limited Partner:DC Brau SP LLC	0.00
Limited Partner:Fagnan, Jeff	-7,718.00
Limited Partner:Fogel, Dick	0.00
Limited Partner:Fortunato, Vince	0.00
Limited Partner:Gamarian, Kevork	-24,982.00
Limited Partner:Garchik Universal LTD	-8,048.00
Limited Partner:Gould, Jason	-22,991.00
Limited Partner:Gray, Burton	-31,507.00
Limited Partner:Harvey, Chris	-10,169.00
Limited Partner:Hoffstein, Ben	-1,391.00
Limited Partner:Joyner, Tom	-25,003.00
Limited Partner:Kraus, Steve	-5,632.00
Limited Partner:Malhotra, Brij and Avita	0.00
Limited Partner:McWhorters, Jim	-30,076.00
Limited Partner:Ostrow, Ken	-45.00
Limited Partner:Roemer, Alan	-31,509.00
Limited Partner:Rutner, Andrew	0.00
Limited Partner:Schacknies, Fred	0.00
Limited Partner:Schacknies, Mark	0.00
Limited Partner:Skall, Gregg and Monte	-18,731.00
Limited Partner:Sparks, Olevia	-4,583.00
Limited Partner:Thorp, Mark	-5,961.00
Retained Earnings	396,412.67
Net cash provided by financing activities	**$181,773.92**

DC Brau Brewing Company, LLC

Statement of Cash Flows
January - December 2020

	TOTAL
NET CASH INCREASE FOR PERIOD	**$ -97,900.50**
Cash at beginning of period	223,720.61
CASH AT END OF PERIOD	**$125,820.11**